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Exhibit 4.11
Joint Venture Agreement
Agreement on the establishment of a Silent Partnership

between	and

Micromet GmbH	tgb Technologie Beteiligungs-

Am Klopferspitz 19	Gesellschaft mbH der

Deutschen Ausgleichsbank

82152 Martinsried	53179 Bonn

hereinafter: Technology Corporation (TC) -	- Silent Partner; hereinafter: tgb
in the amount of
*** DM 513,274.00 ***
(I n words: five hundred thirteen thousand two hundred seventy-four Deutschmarks)
for the financing of the project described in §1 para. 2
Preamble
Within the framework of the DtA technology investment program, tgb shall assume investments for financing of projects in the start-up phase, of innovation-related projects, and of exit financing projects as defined by the investment principles of this program, which are an integral part of this Agreement.
§1
Corporate Purpose
1.	The TC registered with the Municipal Court (Amtsgericht) Munich under number B105424 engages in a trade pursuant to the Articles of Incorporation dated December 16,1993 with the purpose of:
Implementation of biomedical contract research within the scope of development of products for diagnosis and treatment of human diseases
2.	Within the scope of this corporate purpose,

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the TC engages in bringing previous product developments for treatment of minimally residual carcinoma into the clinical phase, supplemented by the development of a product for cancer of the lymphatic system.
§ 2
Contribution
1.	tbg shall assume a contribution in the amount of DM 513,274.00, exclusively for financing of the innovation-related project described in § 1 para. 2 and based on the information furnished by the TC in the investment solicitation dated August 6, 1998, if the TC provides evidence of the following joint venture agreements:
ð	Joint venture agreement in the amount of DM 930,159.00 with

Atlas Venture Germany B.V.

PO Box 5225

NL- 1410 Naarden

The Netherlands

(hereinafter: Investor, even in case of more than one investor)

and the Investor with whom tbg has executed a Cooperation Agreement.

ð	Direct debit authority for collection of all due fixed compensation through tbg

ð	Investment by additional investors in the amount of at least DM 6,478,536.00
2.	tbg’s contribution shall be appropriated for co-financing of the project-specific planning listed in Appendix I, which an integral part of this Joint Venture Agreement.
3.	The TC can call up the contribution after start-up of the corporation (cf. § 3 para. 1) provided that its prompt utilization in accordance with its specified purpose, a proportionate use of funds with the other financing funds listed in Appendix I, and the total financing of the innovation-related project are guaranteed.
A confirmation of the requirements for the call shall be attached to the call by the Investor.
4.	This Agreement shall be terminated if the contribution has not been called, at least in part, no later than May 31,1999.

5.	tbg shall withhold a processing fee in the amount of 1.00% of the total contribution agreed on in this Agreement for the first partial call.

6.	tbg’s contribution shall be kept in a special deposit account to be handled by the TC. Withdrawals by tbg from this account are not permitted.

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§3
Commencement and Duration of the Corporation
1.	The Silent Partnership shall commence as soon as this Agreement has been executed by both parties.
2.	The Silent Partnership is limited in time until December 31, 2008.
3.	Upon termination of the partnership, tbg’s contribution and any profit shares not paid out shall be due to tbg.
4.	Insofar as the funds granted by the Investor have been paid back prior to December 31, 2008, tgb’s contribution shall be due for repayment at the same time and to the same extent. tbg is entitled to request final compensation pursuant to § 8 para. 4 mutatis mutandis for that portion of its contribution, which is due for early repayment.
§4
Management
1.	tbg shall not participate in the management of the TC, except as otherwise provided herein.
2.	The TC is required to obtain tbg’s consent for
a)	Each change of the Articles of Incorporation, including but not limited to any change in the corporate purpose, acceptance of new partners, or agreement on new investments;

b)	Appointment or dismissal of managers of the TC or changes to the Management Employment Agreement;

c)	Execution, amendments, and termination of contracts with respect to the granting or acquisition of licenses, trademarks, or know-how (except with respect to the day-to-day software business), patents, utility and design patents, insofar as they concern the innovation-related project developed using tbg’s investment;

d)	Execution, amendments, and termination of major distribution contracts;

e)	Partial or complete site relocation, or leasing, disposal, or shut-down thereof;

f)	Execution and termination of controlling agreements and profit-and-loss transfer agreements;

g)	Abandonment of or essential changes in the innovation-related project described in § 1 para. 2;

h)	Acceptance by tbg of obligations, insofar as these are not part of project financing, for investments that are in excess of DM 100,000 or for leasing or rental agreements or leases in excess of a monthly amount of DM 10,000.
3.	Consents pursuant to § 4 para. 2 shall be obtained directly from tbg.

Insofar as tbg does not state in writing the refusal to grant consent pursuant to § 4 para. 2 within a period of 14 days after receipt of notice of measures requiring approval, consent shall be deemed granted.

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§5
Information and Control Rights
1.	The TC shall inform tbg every six months, no later than March 31 and September 30 respectively of each year regarding the economic situation of the TC and with respect to the innovation-related project described in § 1 para. 2, as long as tbg does not waive these reports because the Investor is also concurrently performing the control review of the TC for tbg. tbg shall also receive from the TC a brief, monthly state of affairs summary report in accordance with the attached Appendix II and, at the end of the fiscal year, a properly updated business plan for the following year.

2.	Regardless of whether the Investor is performing the control review of the TC concurrently for tbg, the TC shall inform tbg directly and in a timely manner with respect to all measures extending beyond standard business procedures.

3.	Additionally, tbg is entitled to control rights pursuant to § 716 of the German Civil Code (BGB). This also applies after termination of the corporation to the extent necessary to review the liquidation balance.

tbg is also entitled to access all of the TC’s documents with reference to the innovation-related project described in § 1 para. 2. tbg can use third-party services when exercising its control rights.

4.	The Federal Audit Office (Bundesrechnungshof) is entitled to audit the TC pursuant to § 91 of the Federal Budget Code (BHO). The TC shall furnish all documents that the Federal Audit Office deems necessary to the Federal Audit Office and tbg for audit purposes and shall furnish all appropriate information.
§ 6
Advisory Board
tbg can request constitution of an Advisory Board at any time. tbg shall participate in this Advisory Board commensurately with the amount of its contribution. The Advisory Board shall advise the TC with respect to economic and technical aspects, including but not limited to with respect to the project described in § 1 para. 2. The Advisory Board shall have the same information and control rights that tbg is entitled to under this Agreement.
§ 7
Business Year; Annual Financial Statement
1.	The fiscal year of the Silent Partnership shall correspond to that of the TC (“investment year”). The TC’s fiscal year shall end on December 31 of each year.
2.	The TC shall draw up its annual financial statement (balance sheet, statement of income, notes) in compliance with §§ 238 – 289 of the German Commercial Code (HGB) within six months after the end of the fiscal year and shall furnish an original, signed copy of this financial statement to tbg with the attestation of an auditor or certified accountant.

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§8
Profit and Loss Sharing
1.	For its contribution, tbg shall receive a minimum compensation independent of the TC’s net income in the amount of 7.00% per annum. Such compensation shall be due in arrears every six months as of May 31 and November 30 of each year.

2.	Additionally, tbg shall receive 9.00% of the annual net income generated after call up of the contribution.

For a period in which tbg holds more than one investment in the TC, tbg shall receive only 9.00% for all investments, aside from the respective minimum compensations from the generated annual net income.

If additional capital is put into the TC within the scope of additional financing rounds, tbg shall adjust its profit share to the capital conditions valid at that time.

This profit share is payable within 2 weeks upon approval of the annual financial statement (§ 7 para. 2).

3.	The annual net income before recognition of tbg’s profit share is applicable for the calculation as defined by para. 2.
a)	To be added to the annual net income:
-	Taxes on income and managers’ royalties, if any, to the extent that they have reduced the posted annual net income;

-	Extraordinary expenditures, insofar as they originate from business events prior to commencement of the Silent Partnership;

-	Losses from disposal or destruction of fixed assets, insofar as these were existent at the time of commencement of the corporation.

b)	To be deducted from the annual net income:

-	Amounts from the liquidation of tax-free reserves that were established prior to commencement of the Silent Partnership;

-	Extraordinary earnings insofar as they are based on business events that took place prior to commencement of the Silent Partnership;

-	Public subsidies, allowances, and appropriations, insofar as they affect net income;

-	Earnings from disposals of fixed assets, insofar as these already existed at the time of commencement of the corporation.

c)	In the year of the call up of the investment, the annual net income for the calculation of the profit share as defined by para. 2 shall be deemed as having accrued evenly during the course of the year.
4.	At the end of the investment period, tbg is entitled to a one-time compensation of 35% of the investment amount plus 7% of the investment amount for each year after the end of the fifth full investment year (final compensation). The annually paid profit sharing as defined by § 8 para. 2 shall be set off against the final compensation to be paid. If the sum total of the profit share exceeds the final compensation, no monies shall be reimbursed.

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5.	If shares of the TC (if applicable, after conversion of the TC into a stock corporation) are to be admitted to trading on a stock exchange and the TC has executed a letter of engagement or a comparable document with an underwriting member bank, tbg can request that shares in the TC be issued or existing shares be transferred to tbg against transfer or assignment of the entitlement to payment of the final compensation pursuant to para. 4. tbg shall direct the request to the TC in writing. The amount of the claim is calculated based on the period from execution of the Joint Venture Agreement until receipt of the request by the TC in accordance with sentence 1. The number of shares to be issued or transferred to tbg is calculated by dividing the amount of final compensation by the exercised amount. The exercised amount is determined from the average of the expected or final established minimum or maximum amount of the price spread at the time of the initial public offering for one share of the TC; however, the exercised amount shall not exceed 90% of the highest amount of the price spread. Insofar as payments based on profit-dependent compensation to tbg are set off against entitlement to the final compensation, the previous stipulations are applicable mutatis mutandis to the entitlement to final compensation reduced by this amount.

The TC shall inform tbg promptly in writing if an initial public offering is planned and if a letter of engagement or a similar document has been executed. tbg shall exercise its right to convert the entitlement to final compensation into shares in the TC within four weeks after receipt of the TC’s notification. The parties shall effect all acts and make all statements necessary to cause the issuance or transfer of shares to tbg. The TC shall assert its influence over its shareholders so that they shall take the necessary actions and make the necessary declarations—including but not limited to with respect to a possible capital increase. If, prior to the completion of the investment in the TC by tbg on the basis of the exercise of the option, the listing of the TC’s shares for trading on a stock exchange is no longer being pursued, tbg can demand that the option be deemed not exercised, to the extent that actions completed and declarations given up to the time of the appropriate statement can still be rescinded; in this case, tbg’s option privilege shall continue to exist and can be exercised again if the previously stated requirements have been met.

6.	tbg shall not participate in the TC’s losses.
§9
Taxes
The TC shall take care of payment of the legally required capital gains tax plus solidarity surcharge with respect to the compensation for the silent contribution, shall withhold capital gains tax and the solidarity surcharge from the payments to tbg, and shall pay them to the appropriate Tax Office as soon as they become due. Upon payment thereof, the TC shall within 2 months after the payments to the Tax Office became due furnish, on the forms provided by tbg, attestations as defined by § 45a para.2 of the Income Tax Act (EStG).

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§10
Liquidation of the Silent Partnership
1.	In case of liquidation of the TC, the Silent Partnership shall be liquidated. In this case, the silent contribution shall be repaid.

2.	In this case, § 8 para. 4 shall apply.
§11
Termination
1.	The TC is entitled to redeem tbg’s investment in whole or in part with a period of notice of 3 months on June 30 or December 31 of each year. If such redemption is made before the end of the fifth full investment year, tbg’s contribution shall be repaid with a premium of 35%. The provision under § 8 para. 4 applies as of the start of the sixth investment year. tbg can waive payment of the premium if the termination was made due to abandonment of the innovation-related project developed as defined in § 1 para. 2.
2.	Additionally, the Silent Partnership can be terminated in writing by either partner for due cause without a period of notification. Insofar as the contribution has not yet been made in whole or in part, tbg shall be free of its contribution obligation at the time the Silent Partnership is terminated.

tbg is entitled to terminate the Agreement for due cause for reasons that include but are not limited to the following:
a)	If the TC furnished incorrect information in the investment solicitation;

b)	If it becomes apparent that the requirements for the granting or continuation of the joint venture were not met or that the requirements for the continuation of the joint venture no longer exist, including but not limited to if the innovation-related project cannot be implemented as defined in § 1 para. 2, or is abandoned by the TC, or is significantly amended. If the innovation-related project as described in § 1 para. 2 proves to be technically unfeasible or cannot be implemented for economic reasons, tbg can waive repayment of the investment in whole or in part, if such an action enables the TC’s continued existence;

c)	If bills of exchange accepted by the TC are protested, the TC stops payments, a bankruptcy petition has been filed, or insolvency has been determined in any other way;

d)	If the managers with the appropriate expertise employed by the TC at the time of execution of the Joint Venture Agreement relative to the Silent Partnership no longer work at the corporate management level of the TC;

e)	If one of the actions stipulated in § 4 para. 2 was implemented without prior consent of tbg.

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§12
Due Payments
In the event of payment default, due payments shall accrue interest in the amount of 4% per annum until they have been received by tbg.
§13
Miscellaneous provisions
1.	Amendments and additions to this Agreement shall be in writing. No oral ancillary agreements to this Agreement have been made.

2.	If a provision in this Agreement should be or become invalid, the remaining provisions shall remain unaffected. The TC and tbg are obligated to replace invalid provisions with such provisions that are valid and that correspond to the greatest extent possible to the spirit and economic purpose of the invalid provision.

3.	Bonn is agreed upon as venue for any and all disputes arising from this Agreement and its implementation.

Bonn, dated: March 2, 1999 Technologie-Beteiligungs-	Martinsried, dated: February 15, 1999 Micromet GmbH
Gesellschaft mbH der

Deutschen Ausgleichsbank	[signature]

[signature] [signature]
Project specific planing (Appendix I)
Brief statement of affairs summary (Appendix II)
Investment principles of tbg (Appendix III)

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Project-Specific Planning
Appendix I
Projected time period: September 30, 1998 until December 31, 2000

Project-Specific Expenditures	Amount without value-added tax

I. Applied research and development
I. Investments shown in the intangible fixed assets
1.1 Lab devices and equipment	DM	104,759.00
1.2 Machinery and equipment for production of prototype	DM	0.00
1.3 Other	DM	0.00
2. Non-investive research and development expenses
2.1 Personnel	DM	1,031,344.00
2.2 Material	DM	362,398.00
2.3 Third-party services (contract award/ consulting)	DM	59,953.00
2.4 Patents and permits	DM	81,252.00
2.5 Travel expenses	DM	86,931.00
2.6 Other	DM	415,567.00
II. Investments for market launch	DM	0.00

Total	DM	2,142,204.00

Project-Specific Financing	Amount

1. Equity capital	DM	318,065.00
1.1 —
1.2 —
2. Investment capital
2.1 of tbg	DM	513,274.00
2.2 of lead investors	DM	930,159.00
2.3 other participating parties	DM	238,713.00
3. Public funding
3.1 subsidies, allowances, appropriations	DM	0.00
3.2 Other	DM	141,933.00
4. Outside capital
4.1 from bank	DM	0.00
4.2 Other	DM	0.00

Total	DM	2,142,204.00

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Fax-No.: 0228/ 831 24 93 Esko Stahl
Appendix II
Brief Statement of Affairs Summary
Micromet GmbH
Am Klopferspitz 19
82152 Martinsried
Brief statement of affairs summary for the month of *           199

Balance in
thousands of DM

Sales revenue
Material expenses
Personnel expenses
Other expenses
Provisional operating result
Current volume of orders
Credit framework
Of which utilized

Current number of employees (please state temporary employees in percent)

Noteworthy events during the past month:
Assessment of Future Development
☐ much better           ☐ better           ☐ same           ☐ worse    ☐ much worse
Martinsried, dated:

Corporate Stamp and Signature(s)

     Always due no later than at the end of the following month